Filed by Acuren Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NV5 Global, Inc.

Commission File No. 001-35849

Date: July 15, 2025

Acuren Corporation Announces Expiration of Go-Shop Period under Merger Agreement with NV5 Global, Inc.

TOMBALL, Texas: Acuren Corporation (NYSE: TIC) (“Acuren”) today announced the expiration of the 60-day “go-shop” period (“Go-Shop Period”) in connection with the previously announced Agreement and Plan of Merger with NV5 Global, Inc. (“NV5”, Nasdaq: NVEE), dated as of May 14, 2025 (the “Merger Agreement”).

During the Go-Shop Period, NV5 was permitted to solicit and enter into negotiations with third parties that made a proposal or offer to acquire NV5. The Go-Shop Period expired at 11:59 p.m. ET on July 14, 2025. NV5 did not receive an NV5 Superior Proposal (as such term is defined in the Merger Agreement) during the Go-Shop Period.

The transactions contemplated by the Merger Agreement (the “Transactions”) are expected to close in August of 2025, subject to customary closing conditions, including approval of each of Acuren and NV5’s stockholders and receipt of regulatory approvals.

About Acuren

Acuren is a leading provider of critical asset integrity services. Acuren operates primarily in North America serving a broad range of industrial markets. It provides these essential and often compliance-mandated (often at customer locations) services in the industrial space and is focused on the recurring maintenance needs of its customers. The work Acuren does fits in the service category referred to as Testing, Inspection, Certification, and Compliance (TICC) including Nondestructive Testing (NDT) in the field and the laboratory and in-lab destructive testing capabilities. More information can be found at https://www.acuren.com/.

About NV5

NV5 Global, Inc. (NASDAQ: NVEE) is a leading provider of tech-enabled engineering, testing, inspection, and consulting solutions for the built environment. NV5 specializes in engineering design, asset management, and geospatial data analytics to support infrastructure resilience and building systems performance throughout the entire asset lifecycle. NV5 operates out of more than 100 offices nationwide and abroad. For additional information, please visit the NV5’s website at www.NV5.com.

Caution Concerning Forward-Looking Statements

Certain statements in this press release concerning the Transactions, including any statements regarding the expected timetable for completing the Transactions, and any other statements regarding NV5’s or Acuren’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the expected closing (the “Closing”) of the Transactions. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that stockholders of NV5 may not approve the Merger Agreement or stockholders of Acuren may not approve the issuance of Acuren common stock in the Transactions; the risk that a condition to Closing of the Transactions may not be satisfied, that either party may terminate the Merger Agreement or that the Closing might be delayed or not occur at all.

Additional factors that could cause results to differ materially from those described above can be found in NV5’s Annual Report on Form 10-K for the year ended December 28, 2024, as amended, which is on file with the SEC and available from NV5’s website at www.nv5.com under the “Investor Relations” tab, and in other documents NV5 files with the SEC; and in Acuren’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the SEC and available from Acuren’ website at www.acuren.com under the “Investor Relations” tab, and in other documents Acuren files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither NV5 nor Acuren assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Participants in the Merger Solicitation

NV5, Acuren and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from NV5’s stockholders and Acuren’s stockholders in connection with the Transactions. Information regarding the executive officers and directors of Acuren is included in its Annual Report on Form 10-K filed with the SEC on March 27, 2025. Information regarding the executive officers and directors of NV5 is included in its amendments to its Annual Report on Form 10-K/A filed with the SEC on April 28, 2025 and May 30, 2025. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and other related materials which may be filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Additional Information Regarding the Transaction

In connection with the Transactions, Acuren filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a joint proxy statement/prospectus of Acuren and NV5. Information in the joint proxy statement/prospectus may be changed. The Registration Statement was declared effective on June 27, 2025. Each of Acuren and NV5 delivered the definitive joint proxy statement/prospectus relating to the Transactions to their respective stockholders of record as of June 30, 2025, commencing on or about July 2, 2025. Stockholders of Acuren and NV5 and other interested persons are encouraged to read, when available, the definitive joint proxy statement/prospectus as well as other documents filed or to be filed with the SEC because these documents will contain important information about Acuren, NV5 and the Transactions. Investors and security holders may also obtain a copy of the Registration Statement, including the definitive joint proxy statement/prospectus, and other documents filed with the SEC by Acuren or NV5 without charge at the SEC’s website (www.sec.gov).

Investor Relations Contacts

Acuren:

Andrew Shen

Director of Investor Relations

Email: IR@acuren.com